knowledge. judgement. EXPERIENCE.

W.P. STEWART
     & Co., Ltd.                                        PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585

1 February, 2007
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. Announces that William P. Stewart to Resume
                      Position as Chief Executive Officer

      The Board of Directors of W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") announced today that William P. Stewart, Chairman of the Board, will resume his former role of Chief Executive Officer (CEO) of the Company.

      In making the announcement, the Board said, "With today's announcement, W.P. Stewart is re-affirming our commitment to the Company's core investment strategy and to our obligation to provide superior service to an exceptional client base."

      Commenting on his appointment, Bill Stewart said "After many months of reviewing alternatives, the Board of Directors concluded that as an investment management business, we need to remain focused on our core mission of managing high quality growth equity portfolios for our clients. I look forward to seeing that we accomplish that mission."

      Mr. Stewart said Bob Kahn, one of the Company's founding partners, will also return to his full time position with the U.S. equity research team and as one of the firm's leading portfolio managers. "Bob shares my commitment to the basics of long-term investing in steadily growing businesses." Mr. Stewart said.

      John Russell, who was named interim CEO in April, 2006, is retiring but will remain as a valued consultant and a member of the Board of Directors. "I deeply appreciate John's willingness to help the Company over these past several months and the operational guidance John has provided us over many years. I look forward to his continuing counsel." Mr. Stewart said.

      With his return as CEO, in addition to overseeing the strategic direction and management of the firm, Mr. Stewart will be working closely with Mark Phelps, Managing Director - Global Investment Management, to better integrate and further develop the research team of 19 analysts/portfolio managers at the Company's offices in Bermuda, New York, London, Tokyo and in Hong Kong, through its affiliate Bowen Asia.

      The balance of the senior management team will include the following Managing Directors: Rocco Macri, Chief Operating Officer; Susan Leber, Chief Financial Officer; Bill Hall Marketing & Client Services (United States); Peter Rubingh, Marketing & Client Services (Europe & Asia); and, Charles Target, Communications & Corporate Development.

      Mr. Stewart continued, "We have always been committed to our development as a global investment manager, both as to client reach and as a provider of global investment management services. Today, I believe we are at an important inflection point in our corporate development. We have a strong base as a U.S. equity portfolio manager and a solid developing European equity

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823
research and portfolio management capability. These, together with our Hong Kong based affiliate, Bowen Asia, give us the reach over global equity markets that we have sought."

      Acknowledging the changes, Mr. Stewart added; "As is often the case when there is a change in leadership roles, certain members of the firm move on to pursue other interests. In our case Harry Segalas, David Altman, Ebrahim Busheri and Fred Busk will be leaving the firm after a short transition period. While we regret their loss, we greatly appreciate their considerable contribution to W.P. Stewart and wish them well in the future."

      Performance & AUM in 2006

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the fourth quarter 2006 was 6.9%, pre-fee, and 6.7%, post-fee. For the full year ending 31 December 2006, performance in the Composite was 9.0%, pre-fee, and 7.9% post-fee. In each of the three, five and ten-year periods ending 31 December 2006 performance in the Composite has exceeded the performance of the S&P500 on a pre-fee and a post-fee basis.

      Assets under management ("AUM") at year-end 2006 were approximately $8.1 billion compared with approximately $8.3 billion at 30 September 2006 and approximately $9.5 billion reported at 31 December 2005.

      Earnings Release & Conference Call Announcement

      Details of the Company's operating and financial results for 2006 will be released at 8:00 a.m. on Tuesday, 13 February 2007 and will be followed by a conference call at 11:00 a.m. EST and hosted by William P. Stewart, Chairman & Chief Executive Officer. To participate in the conference call, please note the following details:

              When:     Tuesday, 13th February, 2007
                        11:00 a.m. (EST) - 11:45 a.m. (EST)

              How:      By teleconference, dial:
                        1-800-370-0898 (within the United States)
                        + 973-409-9260 (outside the United States)

                        Password:  "W.P. Stewart" or "8325937"

Alternatively, you may visit our website at http://www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.


                                                                               3